NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SIGNS

1.2-MILLION-SQUARE-FOOT LEASE WITH MORGAN STANLEY

AT ONE NEW YORK PLAZA

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Tenant Moving From Sublease to Direct Lease;

Deal Includes Over 300,000 Square Feet of Expansion Space

NEW YORK, April 17, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that is has executed the largest single-asset office lease in New York City since 2008: Morgan Stanley signed a lease for 1.2 million square feet at One New York Plaza in Lower Manhattan.

“Re-letting this large block of space at One New York Plaza was a major strategic priority for Brookfield and we are thrilled that Morgan Stanley will remain in the building and be taking additional space,” said Jerry Larkin, Senior Vice President and Director of Leasing of U.S. Commercial Operations at Brookfield. “This lease commitment is another example of the appeal and long-term viability of Lower Manhattan as a coveted market in which to do business.”

Under an existing sublease with Wells Fargo for approximately 782,000 square feet and a direct lease with Brookfield for 34,000 square feet, Morgan Stanley currently occupies approximately 816,000 square feet at One New York Plaza. Under the terms of the new direct lease with Brookfield, Morgan Stanley will expand its premises in the building by approximately 337,000 square feet for a total of 1,153,000 square feet, expiring in 2029.

Morgan Stanley was represented in lease negotiations by Barry Gosin, Brian Waterman and Romel Canete from Newmark Knight Frank. Jerry Larkin and Duncan McCuaig represented Brookfield in-house.

One New York Plaza is a 2.6-million-square-foot Class A office tower located on the southern tip of Manhattan, adjacent to Battery Park. The building offers stunning 360-degree views of New York Harbor and the Manhattan skyline.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com